Exhibit 5

Harney Westwood & Riegels (Cayman) LLP 3rd Floor, Harbour Place 103 South Church Street, PO Box 11088 Grand Cayman KY1-1008, Cayman Islands Tel: +1 345 949 8599

5 May 2026

christopher.hall@harneys.com
+1 345 815 2976

069404.0001/CFH

StoneCo Ltd.

Dear Sir or Madam

StoneCo Ltd. (the Company)

We are lawyers qualified to practise in the Cayman Islands and have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Company’s preparation of a registration statement on Form S-8 under the United States Securities Act of 1933, as amended with respect to shares that may be issued pursuant to awards granted under the Company’s Long-Term Incentive Plan (the Plan).

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1).  We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion, we have relied upon the assumptions set out in Schedule 2, which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

1	Existence and Good Standing. The Company is an exempted company duly incorporated with limited liability and is validly existing and in good standing under the laws of the Cayman Islands. It is a separate legal entity and is subject to suit in its own name.

2	Due Issuance. Upon the approval of an award pursuant to the terms of the Plan, the shares issued by the Company pursuant to the same when issued, sold and paid for in the manner described in the Plan and in accordance with resolutions adopted by the board of directors of the Company (or any director or committee to whom the board of directors have delegated their powers with respect to administration of the Plan) will be duly and validly issued, fully paid and non-assessable upon appropriate entries recording issuance of the same being made in the Register of Members of the Company,

Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm. 600160324.1	Anguilla | Bermuda | British Virgin Islands Cayman Islands | Cyprus | Dubai | Hong Kong | Jersey London | Luxembourg | Shanghai | Singapore harneys.com

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion.  We have made no investigation of, and express no opinion on, the laws of any other jurisdiction.  We express no opinion as to matters of fact.  Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents.  We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

Yours faithfully

/s/ Harney Westwood & Riegels (Cayman) LLP

Harney Westwood & Riegels (Cayman) LLP

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Schedule 1

List of Documents Examined

1	the Certificate of Incorporation dated 11 March 2014 and Certificate of Incorporation on Change of Name dated 28 September 2018 issued by the Registrar of Companies;

2	the Amended and Restated Memorandum and Articles of Association of the Company adopted by special resolution dated 29 August 2023 (the Memorandum and Articles of Association);

3	a Certificate of Good Standing in respect of the Company dated 1 May 2026, issued by the Registrar of Companies;

4	the Register of Directors and Officers Register of Mortgages and Charges of the Company provided to us on 30 April 2026;

5	a copy of resolutions of the people and compensation committee of the board of directors approving equity grants under the Plan and amendments to the Plan dated 30 May 2022 and resolutions included in minutes of meetings of the directors of the Company held on 31 May 2022 and 13 April 2026 (together, the Resolutions);

(1 - 5 above are the Corporate Documents), and

6	a copy of the Plan, as amended, adopted under the Resolutions; and

7	an updated Registration Statement to be filed with the Securities and Exchange Commission on Form S-8 on 5 May 2026.

(6 – 7 above are the Transaction Documents).

The Corporate Documents and the Transaction Documents are collectively referred to in this opinion as the Documents.

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Schedule 2

Assumptions

1	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and conform in every material respect to the latest drafts of the same produced to us and, where the Transaction Documents have been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

3	Resolutions. All shares issued pursuant to the Plan will be issued pursuant to awards under the Plan that are duly approved pursuant to the terms and conditions of the Plan. The English translation of the Resolutions from 13 April 2026 we have reviewed is accurate in every material respect.

4	Proceeds of Crime. No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised) and the Terrorism Act (Revised), respectively).

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Schedule 3

Qualifications

1	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Transaction Documents.

2	Good Standing. The Company shall be deemed to be in good standing at any time if all fees (including annual filing fees) and penalties under the Companies Act (Revised) have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act (Revised).

3	Statutory Powers. Any provision in the Underwriting Agreement which purports to fetter a statutory power of the Company may not be enforceable under the common law rule in Russell v Northern Bank Development Corp Ltd [1992] 1 WLR 588 (HL).

4	Conflict of Laws. An expression of an opinion on a matter of Cayman Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the Cayman Islands courts would treat Cayman Islands law as the proper law to determine that issue under its conflict of laws rules.

5	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions as implemented under the laws of the Cayman Islands.

6	Economic Substance. We have undertaken no enquiry and express no view as to the compliance of the Company with the International Tax Co-operation (Economic Substance) Act (2026 Revision).

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